SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines to partner with JetBlue to offer more
destinations in the United States

Agreement allows our customers to make new connections to North-American cities via New York and Orlando

São Paulo, August 24, 2011 – We, together with JetBlue Airways (Nasdaq: JBLU), New York’s Hometown Airline™, today announced a new interline partnership to connect travellers from Brazil to American cities through New York’s John F. Kennedy International Airport and Orlando International Airport.

With this new agreement in place, customers will be able to purchase a single e-ticket itinerary combining flights on both carriers’ networks, giving them the ease of one-stop ticketing and baggage check-in.

We offer multiple daily departures from Rio de Janeiro/Galeão and São Paulo/Guarulhos to New York (JFK), as well as twice-daily service between Orlando and São Paulo.

JetBlue is the leading domestic airline at JFK, with 150 daily departures to dozens of major cities from its home at the award-winning Terminal 5. At JetBlue’s growing Orlando International Airport focus city, where TAM recently doubled its own service, the airline offers service to more than 20 destinations across the United States, Caribbean, and Latin America.

Our customers can connect onward to more than 30 JetBlue destinations including Boston; Chicago; Hartford, Conn.; Las Vegas; Los Angeles; Newark, N.J.; San Francisco; and Washington, D.C.

“Brazilians are trevelling more frequently to other countries and this partnership is important to enhance our reach in the United States, one of the preferred destinations of our clients”, says Nelson Shinzato, TAM Airlines’ Planning and Alliances Vice President.

“We’re excited to be partnering with TAM to bring more destinations within reach of our customers,” said Scott Resnick, JetBlue’s director of airline partnerships. “We look forward to welcoming TAM’s customers to the JetBlue experience and to introducing more Americans to the excitement and beauty of Brazil and other TAM destinations throughout South America.”

This year, TAM Airlines was named the “Best Airline in South America” and also recognized for “Staff Service Excellence in South America” at the Skytrax World Airline Awards. The winners are decided from a survey conducted annually by the UK based specialist aviation research organization with passengers worldwide. Between July 2010 and May 2011, 18.8 million air travellers from over 100 different nationalities, evaluated 200 airlines.

Customers traveling with JetBlue enjoy top-notch amenities including unlimited free snacks and drinks, personal seatback screens with live television and satellite radio, spacious leather seating, the most legroom in coach of any U.S. airline*, and award-winning service from JetBlue’s in-flight crewmembers.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.9% in July; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.0% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 15 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

About JetBlue Airways

JetBlue is New York’s Hometown Airline™ with other focus cities in Boston, Fort Lauderdale, Los Angeles, and Orlando. Known for its award-winning service and free TV as much as its low fares, JetBlue offers the most legroom in coach of any U.S. airline* as well as super-spacious Even More Space seats. JetBlue is also America's first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue's control. Visit www.jetblue.com/promise for details. JetBlue serves 66 cities with 700 daily flights and later this year plans to introduce service to St. Croix and St. Thomas in the U.S. Virgin Islands as well as La Romana in the Dominican Republic, subject to government approval. With JetBlue, all seats are assigned, all fares are one-way, and an overnight stay is never required. For information or reservations call 1-800-JET-BLUE (1-800-538-2583), TTY/TDD 1-800-336-5530, + 1-801-449-2525 from Brazil, or visit www.jetblue.com.

* Based on average fleet-wide seat pitch.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.